July 17, 2019
Via E-mail
Graham Shuttleworth
Chief Financial Officer
Barrick Gold Corp.
Brookfield Place, TD Canada Trust Tower
Suite 3700
161 Bay Street
Toronto, Ontario Canada M5J 2S1

       Re:     Barrick Gold Corp.
               Form 40-F for the Fiscal Year Ended December 31, 2018 Filed March 22, 2019
               File No. 1-9059

Dear Mr. Shuttleworth:

        We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

General

   1. A September 24, 2018 Cooperation Agreement between you and Randgold Resources
      Ltd. included on your website sets forth representations that you will secure clearances required to complete the COMESA filing, and identifies Sudan as a COMESA member country. Exhibit 99.1 to a Form 6-K filed on January 2, 2019 setting forth the Randgold
      Technical Report on the Kibali gold mine states that transportation to the mine takes place through Uganda from Sudan and other countries, and that Port Sudan is an alternative supply port. Finally, we located 2018 and 2019 articles reporting that
      Randgold was searching for mining opportunities in Sudan and attended a mining exhibition in Sudan.

       Sudan is designated by the U.S. Department of State as a state sponsor of terrorism and is
 Graham Shuttleworth
Barrick Gold Corp.
July 17, 2019
Page 2

         subject to U.S. export controls. Your Form 40-F does not provide disclosure about business with Sudan. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan, including the payment of port charges or other contacts with its government, whether through Randgold Resources Ltd., other subsidiaries, affiliates, or other direct or indirect arrangements.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that:

         the company is responsible for the adequacy and accuracy of the disclosure in the filing;

         staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-
3470 if you have any questions about the comments or our review.

                                                             Sincerely,

                                                             /s/ Cecilia Blye

                                                             Cecilia Blye,
Chief
                                                             Office of Global
Security Risk

cc:      John Reynolds
         Assistant Director